Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Corporate Communications


                                                Date:  November 7, 2003
                                For more information:  +31 75 659 57 20



Ahold outlines 3-year financing plan and strategy to restore value

'Road to Recovery' program highlights

o    Strategic objectives set for food retail and U.S. Foodservice throngh 2006
o Deleveraging and enhanced liquidity through proposed Euro 2.5 billion rights issue and contemplated Euro 300 million and USD 1.45 billion back-up credit facility, both fully underwritten by a syndicate of banks
o    Commitment to at least Euro 2.5 billion in proceeds from disposals by 2005
o    Intention to divest Spanish operations
o    Return to investment grade profile by end of 2005

Zaandam, The Netherlands, November 7, 2003 -- Ahold today announced the details of its new financing plan and strategy. The 'Road to Recovery' program sets out Ahold's objectives for rebuilding the value of the company over the next three years. Ahold has committed to delivering results in four key areas:

o    Re-engineering food retail
o    Recovering the value of U.S. Foodservice
o    Reinforcing accountability, controls and corporate governance
o    Restoring Ahold's financial health

Commenting on the announcement, Ahold President and CEO Anders Moberg said, "Ahold has been through the most challenging nine months in its history. In spite of this, our core operating cbmpanies have shown resilience and have retained their leading market positions. I have been extremely encouraged by how our employees have responded to the situation.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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
"With the financing plan that we are proposing, I am pleased to say that we finally draw a line under this difficult year. We can now foeus wholeheartedly on strengthening the competitiveness of our business. At the same time, we are in the process of setting the highest possible standards for accountability, controls and corporate governance, to keep Ahold's investors, customers, employees and partners secure in the knowledge that this company is being run in their best interests.

"So today we launch the new Ahold."

The plan announced today will put Ahold on course to return to an investment grade profile by the end of 2005. Strategically, Ahold is now focused on portfolio optimization and organic growth rather than acquisitions. Financially, the company has redirected its planning processes towards maximizing cash flow and reducing debt. In addition, the company expects to generate significant proceeds from disposals.

Re-engineering food retail
Commenting on the program for re-engineering food retail, Anders Moberg said, "Ahold is built on strong underlying businesses, but there is considerable value to be realized. Over 90(degree),,5of our net sales come from companies that hold the number one or number two position in their markets. We are turning what has historically been a loose federation of businesses into a single company with a single focus on generating value, based on a superior customer offer. This is a major cultural and organizational shift in how the company is managed."

For the food retail business after disposals, Ahold targets a minimum of 5% net sales growth per annum, 5% EBITA margin and 14% return on net operating assets from 2005 and onwards.

Ahold will increase its focus by optimizing its retail portfolio with an active disposals program and changes to the organizational structure. It will continue to invest in companies that can achieve a sustainable number one or two position in their markets within three to five years, while also meeting defined profitability and return criteria over time. This goes for joint ventures as well. Companies not capable of meeting these objectives will be divested. Ahold is committed to generating at least Euro 2.5 billion in proceeds from disposals by 2005.

In line with this, Ahold today announced its intention to divest of its Spanish operations. It has initiated a preparatory review and expects to launch the formal sale process as soon as it is ready. Although Ahold believes in the viability of its Spanish retail operations, the company does not foresee the ability to develop a sustainable leadership position in Spain within the three to five years specified in its strategic criteria. Ahold expects its Spanish business to have a brighter future outside the group.

With the new organizational framework in place, Ahold is rolling out several strategic initiatives to improve competitiveness and ultimately drive higher sales and profitability. Areas of improvement include sourcing, infrastructure, store operations and product mix.

The re-engineering program aims to deliver Euro 600 million in annual cost savings and Euro 200 million in capital expenditure and working capital efficiencies by 2006. The changes will require an estimated one-off investment of Euro 285 million spread over the next three years. A significant portion of the annual cost savings will be reinvested into Ahold's customer value proposition to underpin future competitiveness and financial performance.

Recovering U.S. Foodservice

"U.S. Foodservice is an under-managed business, but it has a great market position and great potential to improve its financial performance," said Anders Moberg. "The company holds the number two position in the growing USD 180 billion wholesale foodservice market. However, U.S. Foodservice's integration process was never properly executed. Larry Benjamin, the new CEO, is implementing a three-step plan for recovering the value of U.S. Foodservice. Although 2003 is clearly a lost year, we have significant opportunities to restore margins and raise them towards those of our competitors."

The accounting fraud that was detected at the beginning of the year was a symptom of a structurally weak organization. Following the crisis, U.S. Foodservice saw slippage in its procurement leverage as vendors raised prices and shortened payment terms, resulting in a sharp deterioration in profitability. Despite the decline in earnings, the company's sales remained stable, thanks to U.S. Foodscrvice's strong local branches and people in the field who retained the loyalty of customers.

The first step in the program to recover the value of U.S. Foodservice is already underway - to put in place a rigorous control environment and a strung financial organization. This includes the enhancement of the Sales Information System to track each product, customer, delivery and transaction at the corporate level and provide full transparency to the branches.

The critical second step in the recovery process is now underway, focusing on the restoration of profitability and eashflow. Under new leadership, the company is highly focused on regaining its leverage with vendors to improve prices and reduce costs. This process will greatly benefit from Ahold's improved capital structure. A key component of achieving these improvements will be to strike a better organizational balance of corporate and branch responsibilities, to realize the potential of U.S. Foodservice's scale.

As the foundations for improved financial performance are laid, the third step in the cumpany's recovery will include changes in the mix of customers, products and brands to support sustainable profitable growth.

Reinforcing accountability, controls and corporate governance
Ahold is replacing a decentralized system of internal controls that had many weaknesses with a one-company system with central reporting lines. As already announced, internal audit will not only report to the CEO, but also to the Audit Committee of the Supervisory Board. In addition, Ahold has nominated Peter Wakkie to the position of Chief Corporate Governance Counsel on the Executive Board, to serve as the driving force behind improved internal governance policies and practices, for legal compliance as well as conformance to ethical and social standards.

The company announced today that it will host a special meeting to update shareholders on its corporate governance initiatives next year.

Restoring Ahoid's financial health
The Company has redirected its planning processes towards maximizing cash flow and reducing debt through more selective capital expenditures and initiatives to improve working capital. For 2003, Ahold is on track to scale back capex by Euro 800 million from the original plan, and to improve working capital by approximately Euro 100 million, and this area will remain a key priority going forward. In addition, the company has committed to gonerate at least Euro 2.5 billion in proceeds from disposals by 2005. The company believes that these actions combined with the proposed Euro 2.5 billion rights issue referred to below will put Ahold on course to return to an investment grade profile by the end of 2005.

The Company's refinancing plan further comprises a new Euro 300 million and USD 1,450 million back-up credit facility, for which full commitments have been obtained from a syndicate of banks. Amounts outstanding under the existing Euro 600 million and USD 2,200 million credit facilities will be repaid and the existing facilities will be terminated.

In addition, Ahold intends to offer cumulative preferred financing shares for an amount that is not expected to be in excess of Euro 125 million.

Details of the rights issue

o    Rights issue to raise a minimum of Euro 2.5 billion (the "Offering")

o The Offering will be fully underwritten by a syndicate of banks, subject to certain conditions

o The Offering size will be determined prior to launch, depending on market conditions at that time, but it is intended that the maximum amount would not exceed Euro 3.0 billion

o    Number of new common shares to be issued will be no more than 625 million

o Definitive terms of the Offering, including the number of shares to be issued, the subscription price and the size of the Offering are expected to be announced on November 26, 2003

o    Proceeds will be mainly dedicated to reduce indebtedness

Ahold's Executive Board has today called art Anunul General Meeting of Shareholders (AGM) for November 26, 2003 to seek required shareholders' approvals for completion of the Offering and the offering of cumulative preferred financing shares.

The Offering will comprise a public offering in The Netherlands and a private placement to institutional investors elsewhere. The Offering will not be registered under the United States Securities Act of 1933. Outside of The Netherlands, the Offering will be subject to customary selling restrictions. The cumulative preferred financing shares will only be offered and sold in The Netherlands. The cumulative preferred financing shares will not be registered under the United States Securities Act of 1933 and may not be offered or sold within the United States.

The launch and/or completion of the Offering is subject to fulfillment of certain conditions, including:
o Passing of all resolutions by the Company's Supervisory Board, Executive Board and Meeting of Shareholders for any required authorization necessary for the Offering to be completed;
o Publication of Ahold's third quarter 2003 financial statements and receipt of a customary comfort letter from Ahold's external auditor which is in form and substance satisfactory to the Joint Global Coordinators;
o    Publication by the Company of a prospectus approved by Euronext Amsterdam;
     and
o Certain other customary conditions, such as delivery of legal opinions. The underwriting agreement also contains customary force majeure and material adverse change clauses.

Details of the new credit facility
Today Ahold also announced that the company has obtained a commitment from a syndicate of international banks to fully underwrite a new credit facility. This will be a three year senior, secured facility comprising three tranches:

o    Euro 300 million revolving credit facility for Albert Heijn B.V.;
o USD 650 million revolving credit facility for The Stop & Shop Supermarket Company; and,
o USD 800 million letter of credit facility for The Stop & Shop Supermarket Company.

The cash portion of the new credit facility will be for liquidity back-up purposes and is not expected to be drawn when it becomes available. The conditions for the new facility include receipt of the gross proceeds from the equity rights issue and the repayment of the existing credit facility.

The current amounts drawn under the existing credit facility (Euro 600 million and USD 750 million) will be repaid from the proceeds of the Offering and the portion utilized as Letters of Credit (USD 353 million) will roll into the new credit facility.

The following terms of the new credit facility will be an improvement from those in the existing credit facility:

o    Tenor of three years;
o    An initial margin of 2.75% with a ratchet based on ratings levels;
o Security limited to pledges over shares in The Stop & Shop Supermarket Company, Giant Brands Inc., and S&S Brands Inc., intellectual property related to the name "Stop & Shop" and "Giant", intercompany receivables owed to The Stop & Shop Supermarket Company and pledges over shares in other operating entities forming "Giant Landover" (yet to be determined);
o Security to be released upon the Company maintaining senior unsecured investment grade ratings from Moody's and Standard and Poors for six months; and
o    No mandatory prepayments from capital markets transactions or disposals.

In addition to these terms, the facility will include restrictive covenants typical for a subinvestment grade borrower including a restriction on payment of dividends by the company, and limitations on capital expenditure and the incurrenee of new loan facilities by the borrowers. The company will also be subject to the following financial covenants:

                    Consolidated EBITDA to        Consolidated Net
                    Consolidated Net Interest     Borrowings to Consolidated
                    Expense of at least:          EBITDA of not more than:
Q4 2003                    2.25x                           4.00x
Q1/Q2 2004                 2.25x                           4.00x
Q3/Q4 2004                 3.00x                          3.625x
Q1/Q2 2005                 4.00x                           3.25x
Q3/Q4 2005                 4.25x                           3.00x
2006                       4.50x                           2.75x


Ahold Corporate Communications: +31.75.659.57.20


--------------------------------------------------------------------------------
This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looldng statements within the meaning of tbe U.S. federal securities laws. Those statements include, but are not limited to, expectations as to the terms, success and timing of Ahold's strategy, the impact of operational improvements on productivity levels, operating income and profitability, statements as to estimated cost savings and capital expenditures and working capital efficiencies, statements relating to the timing of Ahold's return to investment grade profile, statements relating to future net sales growth. EBITA margin and return on net operating assets, statements as to the timing, scope and estimated proceeds of certain divestments, statements relating to Ahold's plans with regard to U.S. Foodservice and expectations as to its profitability and cashflow, statements relating to the timing, size and manner of the Offering as well as the use of the proceeds from the Offering, and the timing and terms of the New Credit Facility. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as general market, economic and political conditions, Ahold's liquidity needs being other than currently anticipated, the ability of Ahold to successfully implement its strategy and cashflow and debt reduction plan, as well as its asset divestment program, any further downgrading of its credit rating the behavior of other market participants, the actions of government regulators and law enforcement agencies, the volatility of the price of Ahold's shares and the delay or failure to satisfy any of the conditions to the Offering or under the commitment for the New Credit Facility. These and other risk fuctors are detailed in Ahold's Annual Report on Form 20-F and other publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws.
--------------------------------------------------------------------------------

Legal Notice

This press release is issued by Royal Ahold N. V.

This press release is for information only and does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, shares and rights to subscribe for shares to any person in any jurisdiction.

It is expected that the prospectus regarding the Offering and the offering of the cumulative preferred financing shares will be made available at the offices of Ahold and the Joint Bookrunners at the time of launch of the Offering.

Members of the general public in Ireland are not eligible to take part in these offerings. In Ireland, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within Article 2(1)(a) of Council Directive No. 89/298/EEC of 17th April 1989 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons.

THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS.

The information contained in this conunurdcation does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus offering securities to the public will be published in the United Kingdom. Person receiving this communication in the United Kingdom should not rely on it or act on it in any way.

This press release does not constitute an offer of rights or shares for sale or a solicitation of an offer to purchase rights or shares in Germany and is for information purposes only. Readers of this press release are requested to inform themselves about and to observe any such restrictions. No public offering of the rights or shares is being conducted in Germany. Any offer or sale of rights or shares in Germany may only be made in compliance with the German Securities Prospectus Act (Wertpapier- Verkaufsprospektgesetz). No sales prospectus (Verkaufsprospekt) under the German Securities Sales Prospectus Act has been, or will be, published with respect to the rights of the shares.

The Offering may be restricted in certain other countries and such restriction, if any, will be included in the prospectus.


Stabilization/FSA